Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	January 1,	January 3,	December 28,	December 29,	December 30,
	2005	2004	2002	2001	2000
Earnings
Income (loss) before income taxes (a)	$4,690	$(3,576)	$894	$(91,191)	$12,271
Fixed charges (from calculation below)	3,292	716	1,662	3,419	3,425

Net ‘Earnings’ as defined (b)	7,982	(2,860)	2,556	(87,772)	15,696

Fixed Charges
Total operating lease expenses (c)	2,497	2,149	1,808	1,778	623

Interest component of operating lease expense (deemed to be 1/3 of operating lease expense)	832	716	603	593	208
Interest expense	2,089	—	500	2,605	2,970
Amortization of capitalized debt issuance costs	371	—	559	221	247

Total Fixed charges (d)	3,292	716	1,662	3,419	3,425

Earnings to fixed charges ratio	2.42	(3.99)	1.54	(25.67)	4.58
Earnings excess (deficiency)	4,690	(3,576)	894	(91,191)*	12,271

(a)	From Form 10-K.

(b)	Net earnings are defined as income (loss) before income taxes, plus fixed charges

(c)	From Form 10-K (rent expense in lease footnote)

(d)	Fixed charges represent interest expense on indebtedness, amortization of related capitalized debt issuance costs and the assumed interest expense implicit in our operating leases.

*	Fiscal year 2001 earnings include the impact of a $78.9 million write-off of in process research and development resulting from the Merger.